Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Years Ended November 30,
	2010		2009		2008		2007		2006
Net income	$1,978		$1,790		$2,324		$2,395		$2,260
Income tax expense, net	1		16		47		16		39

Income before income taxes	1,979		1,806		2,371		2,411		2,299

Fixed charges
Interest expense, net	378		380		420		380		331
Interest portion of rent expense (a)	21		18		17		15		16
Capitalized interest	26		37		52		44		37

Total fixed charges	425		435		489		439		384

Fixed charges not affecting earnings
Capitalized interest	(26)		(37)		(52)		(44)		(37)

Earnings before fixed charges	$2,378		$2,204		$2,808		$2,806		$2,646

Ratio of earnings to fixed charges	5.6	x	5.1	x	5.7	x	6.4	x	6.9	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.